Exhibit 17(e)

FEE WAIVER AGREEMENT

By this Agreement, Legg Mason Partners Fund Advisor, LLC (the “Adviser”) agrees to reimburse and/or waive certain fees or expenses of Western Asset Managed Municipals Fund Inc. (“MMU”), on the terms and subject to the conditions set forth herein.

1.  Amount and Term of Fee Waiver. The Adviser hereby agrees to institute a five basis point (0.05%) fee waiver of the investment management fee for at least a one-year period, or for longer as necessary, if the merger between Western Asset Municipal Partners Fund Inc. (“MNP”) and MMU and/or the merger between Western Asset Intermediate Muni Fund Inc. (“SBI”) and MMU are approved by shareholders and consummated, to ensure that each of MMU, MNP and SBI only bear half of the expenses related to their merger(s).

2.  Effective Date. The effective date of this Agreement and the related fee waiver shall be the date either one or both of the mergers are consummated.

3.  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

4.  Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by its duly authorized officer, as of this 10th day of May 2023.

LEGG MASON PARTNERS FUND ADVISOR, LLC

By:

/s/ Jane Trust
Name: Jane Trust
Title: President and Chief Executive Officer

WESTERN ASSET MANAGED MUNICIPALS FUND INC.

By:

/s/ Jane Trust
Name: Jane Trust
Title: President and Chief Executive Officer

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